# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Altisource Portfolio Solutions S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 33, Boulevard Prince Henri, L-1724, Luxembourg City, Grand Duchy of Luxembourg, Luxembourg (N4), 50
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001490349

## Reporting persons
- PhenixFIN Corp: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 4,377,440; shared voting power 0; sole dispositive power 4,377,440; shared dispositive power 0; aggregate amount beneficially owned 4,377,440 (5.03% of the class)

## Item 1. Issuer
Name of issuer: Altisource Portfolio Solutions S.A.
Address of issuer's principal executive offices: 33, Boulevard Prince Henri, L-1724, Luxembourg City, Grand Duchy of Luxembourg, Luxembourg, 50

## Item 2. Person Filing
Name of person filing: PhenixFIN Corporation
Address of principal business office or, if none, residence: 445 Park Avenue, 10th Floor, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,377,440
Percent of class: 5.03%. Calculations of the percentage of shares beneficially owned are based on 87,015,742 shares outstanding as of February 28, 2025 based on information provided by the Issuer.
Sole power to vote or to direct the vote: 4,377,440
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,377,440
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PhenixFIN Corp: /s/ David Lorber, David Lorber/Chief Executive Officer (03/05/2025)